500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-4340 / Fax 617-954-7723

June 29, 2012
VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Registration Statement on Form N-14 for MFS Variable Insurance Trust (File Nos. 333-181524; 811-8326) and Registration Statement on Form N-14 for MFS Variable Insurance Trust (File Nos. 333-181525; 811-8326)

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust (the “Registrant”), this letter sets forth our responses to your comments on the Registrant’s Registration Statement on Form N-14 with respect to the reorganization of the MFS Growth Portfolio ("Growth Portfolio"), a series of MFS Variable Insurance Trust II ("Trust II"), into the MFS Growth Series ("Growth Series"), a series of the Registrant (File Nos. 333-181524; 811-8326) and the Registrant's Registration Statement on Form N-14 with respect to the reorganization of the MFS Mid Cap Growth Portfolio ("Mid Cap Growth Portfolio"), a series of Trust II, into the MFS Mid Cap Growth Series ("Mid Cap Growth Series") (File Nos. 333-181525; 811-8326)(collectively, the "Registration Statements"), each filed on May 18, 2012.  The Growth Portfolio and the Mid Cap Growth Portfolio are hereinafter referred to singularly as an "Acquired Fund" and collectively as the "Acquired Funds," and the Growth Series and the Mid Cap Growth Series are hereinafter referred to singularly as an "Acquiring Fund" and collectively as the "Acquiring Funds."

General Comments

1.	Comment: Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statements.

Response:      As requested, in connection with the filing of the above-referenced Registration Statements, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

Securities and Exchange Commission
June 29, 2012

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

President Letter

2.	Comment: Please include in the second paragraph in the President letter a statement that as part of the reorganization, each Acquired Fund will be terminated.

Response:  The requested disclosure will be made.

3.	Comment: Please provide information in the President letter as to when voting instructions from the variable account contract owners must be received for such contract owner's vote to be counted.

Response:  The requested disclosure will be made.

Notice of Shareholder Meeting

4.	Comment: Please highlight the statement as to when voting instructions from the variable account contract owners must be received for such contract owner's vote to be counted.

Response:    The requested change will be made.

5.	Comment: In the final sentence of the Notice of Special Meeting of Shareholders, please eliminate "by mail" since voting instructions may be received by mail, telephone and via the internet.

Response:    The requested change will be made.

Proxy Statement/Prospectus

6.	Comment: Please include in the first paragraph in the Prospectus/Proxy Statement a statement that as part of the reorganization, each Acquired Fund will be terminated.

Response:     The requested disclosure will be made.

Securities and Exchange Commission
June 29, 2012

7.	Comment: Please highlight the statement as to when voting instructions from the variable account contract owners must be received for such contract owner's vote to be counted.

Response:     The requested change will be made.

8.
 Comment:     Please clarify in the paragraph describing how to obtain copies of certain documents relating to the Acquired Funds, the Acquiring Funds and the reorganization that certain documents are enclosed with the Prospectus/Proxy Statement.

Response:     A statement will be added informing contract owners that they may receive a free copy of documents that are not otherwise enclosed with the Prospectus/Proxy Statement by contacting MFS Service Center, Inc.

9.
Comment:     With respect to the Prospectus/Proxy Statement relating to the reorganization of the Mid Cap Growth Portfolio into the Mid Cap Growth Series, please correct the typographical error with respect to the SEC file numbers.

Response:    The requested change will be made.

10.
Comment:     Please eliminate the word "direct" in the following sentence in the response to Question 3: "In addition, it is expected that the reorganization will be a tax-free event for federal income tax purposes and, accordingly, no gain or loss will be recognized by the Companies as shareholders of the [Acquired Fund], the [Acquiring Fund], or the Contract Holders as a direct result of the reorganization."

Response:     We respectfully decline to make this change.  There may be tax consequences that arise indirectly from the reorganization.  For example, as noted in the response to Question 10, the reorganization could (i) cause the [Acquired Fund] to dispose of assets and to mark assets to market, each of which could generate net realized gains that would be required to be distributed to the Companies and (ii) accelerate distributions by the [Acquired Fund] to the Companies due to the close of the [Acquired Fund's] tax year.  a contract owner may take an action as a result of the reorganization that may have tax consequences for that contract owner.

11.	Comment: Please provide a comparison of the differences between the investment policies, strategies and restrictions of the Acquired Funds and the Acquiring Funds.

Response:    We respectfully decline to make this change.  Since each prospectus/proxy statement notes that the Acquired Fund's investment objective, principal investment strategies and principal investment policies are identical, and its fundamental and non-fundamental restrictions are substantially similar, to the Acquiring Fund, we do not believe such a comparison would be helpful to shareholders.  We note that the Instructions in Form N-14 provide that the use of excessive detail in prospectus/ proxy statement may make the prospectus/ proxy statement difficult to understand and may detract from its usefulness.

Securities and Exchange Commission
June 29, 2012

12.
 Comment:      In the response to Question 4 in the Prospectus/Proxy Statement with respect to the reorganization of the Growth Portfolio, please note that both funds focus on investing assets in growth companies.

Response:  The requested disclosure will be made.

13.	Comment: In the response to Question 4, please provide a definition of the term "repositioning."

          Response:        The requested disclosure will be made.

14.	Comment: In the response to Question 5, please indicate whether there will be a change in the dollar amount of the management fee received by MFS as result of the reorganization.

Response:     In the response to Question 5, we note that the effective management fee for the Acquired Fund's shareholders will not increase as a result of the reorganization.  We are unaware of any requirement to provide a comparison of the dollar amount of the Acquired Fund and the Acquiring Fund.  We therefore respectfully decline to make this disclosure.

15.
 Comment:     In the second footnote to the Annual Fund Operating Expenses table in the response to Question 5, please note that the Acquired Fund shareholders may bear a portion of the expenses related to the reorganization of the combined fund borne after the reorganization as shareholders of the combined fund.

Response:     The requested change will be made.

16.
Comment:     In the section entitled "Additional Information about "Other Expenses" and "Annual Fund Operating Expenses" in the response to Question 5, please provide further information regarding the fee paid to MFS Service Center, Inc.

Response:  The following sentence will be added to this section:

For the fiscal year ended December 31, 2011, the fee paid to MFSC by the [Acquiring Fund] for these services was less than 0.01%.

17.	Comment: In the Average Annual Total Returns table in the response to Question 6, please eliminate the use to technical terms in the definition of the broad-based index.

Response:    We respectfully decline to make this change.

Securities and Exchange Commission
June 29, 2012

18.	Comment: Please clarify the meaning of the term "MFS organization" in the response to Question 8.

 Response:  The requested change will be made.

19.	Comment: In the response to Question 10, please note that the reorganizations are conditioned on an opinion of legal counsel that the reorganizations will be a tax-free event.

Response:    The requested change will be made.

20.	Comment: Please avoid the use of technical terms when describing the tax consequences of the reorganization in the response to Question 10.

Response:    We note that the description of the tax consequences of the reorganization in the response to Question 10 is consistent with industry practice.  Changes to terminology would require a lengthier and more detailed response.  We therefore respectfully decline to make any changes to the terminology employed in this section.  We do note that a substantial portion of the response relates to tax consequences to the Companies.   In order to facilitate contract owners' reading of this response, we will move the sentence regarding contract owners' tax consequences, beginning with the words "Provided that …" to become the first sentence of the response.

21.	Comment: In the section entitled "Risk Factors" please provide a list of any additional risks that may result from the reorganization.

Response:    In the first sentence of the section entitled "Risk Factors," we note that principal risks of an investment in the Acquired Fund are identical to the principal risks of an investment in the Acquiring Fund.  We do not believe that further disclosure would be helpful to contract owners and therefore respectfully decline to make this change.

22.
 Comment:      In the penultimate paragraph in the section entitled "Proposal Regarding the Approval of the Agreement and Plan of Reorganization and the Related Reorganization Transaction," please note the effect of "mirror" voting.

Response:     The requested change will be made.

23.	Comment: Please distinguish between the fourth and the ninth Board consideration in the section entitled "Background and Reasons for the Proposed Reorganization."

Response:  The requested change will be made.

Securities and Exchange Commission
June 29, 2012

24.	Comment: Please eliminate the word direct in the tenth consideration in the section entitled "Background and Reasons for the Proposed Reorganization."

Response:     Please see our response to Comment 10 above.

25.
Comment:     Please provide more information regarding the comparability of shareholder service features in the twelfth Board consideration in the section entitled "Background and Reasons for the Proposed Reorganization."

Response:     The Board of Trustees of each Acquired Fund considered the similarities between the shareholder service features of the Acquired Fund and the Acquiring Fund as described in the Prospectus/Proxy Statement. We do not believe further discussion of this consideration would be helpful to shareholders and therefore respectfully decline to make any changes.

26.	Comment: Please clarify what costs will be borne by MFS as noted in the fifteenth Board consideration in the section entitled "Background and Reasons for the Proposed Reorganization."

Response:    We will add ", if any," after the term "estimated costs" in the fifteenth consideration.

27.	Comment: Please provide the basis for the Board's conclusion that the reorganization will not result in dilution of the interests of shareholders of either Fund.

Response:     The Board considered all of the factors and matters described in the section entitled "Background and Reasons for the Proposed Reorganization" in reaching this conclusion.  We do not believe additional information would be helpful to shareholders and therefore respectfully decline to make any changes.

28.
Comment:     In the subsection entitled "Agreement and Plan of Reorganization" under the section "Information About the Reorganization," please note that any amendment to the Agreement and Plan of Reorganization that has the effect of changing how the number of Reorganization Shares are determined requires shareholder approval.

Response:     The requested change will be made.

29.
Comment:     In the subsection "Reorganization Fees and Expenses" in the section entitled "Information About the Reorganization" please clarify why more of the reorganization costs are allocated to the Acquired Fund.

Response:     In this subsection, we note the higher reorganization costs for the Acquired Fund are due to proxy printing, preparation and mailing costs, and proxy solicitation and shareholder meeting costs for the Acquired Fund.   We do not believe any further information would be helpful to shareholders.

Securities and Exchange Commission
June 29, 2012

30.
Comment:     In the subsection entitled "Description of the Reorganization Shares" under the section "Information About the Reorganization," please note that shares of the Acquired Fund are fully paid and nonassessable when issued.

Response:     The requested change will be made.

31.
Comment:     In the subsection entitled "Federal Income Tax Consequences" under "Information About the Reorganization," please avoid the use of technical terms when describing the federal income tax consequences of the reorganization.

Response:    We note that the description of the tax consequences of the reorganization in this subsection is consistent with industry practice. We will add a statement in this subsection informing contract owners that the reorganization is expected to be a tax-free event for federal income tax purposes.  We respectfully decline to make any further changes to this section.

32.
Comment:     In the subsection entitled "Federal Income Tax Consequences" under "Information About the Reorganization," please identify the factual certifications and customary assumptions that will form the basis of the opinion of Ropes & Gray LLP.

Response:    We believe that the detailed recital of factual certifications and  customary assumptions may confuse contract owners and shareholders and therefore respectfully decline to make any changes to this subsection.

Part C to Registration Statements

33.	Comment: In future filings, please avoid the use of the term "amended from time to time" in the exhibit list.

Response:     The requested change will be made.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-4340 or James Goundrey at (617)954-7284.

Sincerely,

/S/ Susan A. Pereira
Susan A. Pereira
Assistant Secretary